Noah Davis

Houston, Texas, United States

 noah@probilitymedia.com

 linkedin.com/in/noah-davis-91199b7

Summary

Business Executive, Investor and Entrepreneur with expertise in launching, reorganizing and managing businesses in Real Estate, Oil and Gas, Healthcare, E-Commerce, Education Technology and Transportation companies.

Proficient in financial analysis, syndication, new business development, project management and marketing. Adept in the intricacies of budgeting, financial analysis, corporate structure and brand marketing to create significant value.

Experience

 ### Chief Executive Officer
Upstryve

Aug 2020 - Present (6 months +)

Upstryve is the only tutoring platform dedicated to providing aspiring professionals an affordable all-encompassing learning experience. We provide 1-on-1 personalized online exam and licensing prep for professionals to confidently pass their state or national exams and get their license. We use our proprietary matching platform to link aspiring professionals with expert tutors and instructors who have years of experience in the field. Students personally work with tutors who guide them through typical struggles and help students gain the confidence they need before exam day. Our instructors specialize in exam preparation for all construction and trades, National Trade Association Exams, Contractors, Electricians, Plumbing, HVAC, Engineering, Healthcare, Utilities and more. Our goal at Upstryve is to help you Prepare, Pass and Earn so that your future has limitless success.

 ### Chief Financial Officer
PsyBio Therapeutics Inc

Jun 2020 - Present (8 months +)

Utilizing a proprietary platform to biosynthetically produce a new generation of psychedelic compounds for use in the treatment of mental illness, substance dependency and other health challenges. Our initial project is a collaboration to develop a novel and proprietary production method of psilocybin, one of the psychoactive ingredients in magic mushrooms, and its analogues, which is faster, cheaper and greener than chemical synthetic methods.

 ### President
One Exam Prep, LLC

Jan 2017 - Nov 2020 (3 years 11 months)

One Exam Prep is one of the largest test prep companies for contractors in the Southeastern United States. One Exam has served over 50,000 aspiring trade professionals in the areas of General contractors, HVAC, Plumbing, Electrical and many more trades.

 **Acquisition Specialist**

Caltex Capital

Jan 2014 - Aug 2016 (2 years 8 months)

Experienced Acquisitions Investor and Manager in both Operating Companies and Real Estate. Structured and invested in multiple acquisitions and dispositions of various businesses and assets over a 10 year period.

 **CFO & COO**

Remington Logistics

Jul 2008 - Jun 2013 (5 years)

• California based Moving & Storage company servicing residential and commercial customers nationwide.
• Responsible for oversight of HR, accounting and operations department.
• Act as business consultant to other companies in the Transportation industry

 **CFO**

Caltex Capital

May 2006 - Oct 2009 (3 years 6 months)

• Gained modeling and valuation skills while developing financial models and projections, including comparable company, comparable acquisitions, discounted cash flow, and M&A analyses for venture capital acquisitions
• Evaluated businesses and technology for investment
• Interim CFO of technology company with 250 employees in three countries to bridge acquisition to next level

 **Acquisitions Analyst & Asset Manager**

Real Estate Portfolio Investments

May 2003 - Oct 2009 (6 years 6 months)

• Lead Acquisitions Manager for Real Estate Investment portfolio in multi-family assembling over 600 apartment units in over 40 transactions during a two year period (2004-2006), including asset management repositioning for owners and a 40% return IRR.
• Tasked with complete rehab of 1500 multi-family units in Michigan. Completed turnaround from 15% to 90% occupancy within two years. (2006-2007)
• Responsible for completing over $40 million of equity transactions nationwide
• Responsible for structuring financing, management and operations for all transactions.

 **CFO**

Waterbury Commercial Laundry

Jul 2007 - Jun 2009 (2 years)

• Commercial laundry and dry cleaning services for Connecticut and New York City areas. Waterbury Laundry serviced health care facilities, hospitality businesses, catering businesses, and restaurants.
• Responsible for budgets, financials, equipment financing and structuring bank financing for acquisitions.

• Assisted in the acquisition of two plant facilities to become one of the largest commercial laundry operators in Connecticut.

 **CFO**

Daybreak at Waterbury

Jun 2005 - Mar 2007 (1 year 10 months)

• Tasked with repositioning small adult day care company for owners;

• Instrumental in growth of company to become largest adult day care company in Connecticut with three locations and 250 daily patients, within one year.

• Created corporate structure, budgeting and key financial analysis for investors and partners

• Structured sale of company to a new investor group

analysis for investors and partners

Education

 **Yeshiva University**

Bachelor of Science (BS), Accounting and Finance

2001 - 2004

 **Beren Academy of Houston**

1986 - 1999

Skills

New Business Development • Sales • Strategic Planning • Negotiation • Mergers & Acquisitions • Customer Service • Financial Analysis • Budgets • Microsoft Excel • Investments

Contact

joopman@gmail.com

www.linkedin.com/in/ori-gross
(LinkedIn)

origross.com/ (Personal)

Top Skills

Microsoft Excel

Programming

Microsoft Office

Ori Gross
Chief Technology Officer at UpStryve
Greater Chicago Area

Summary

Working for a small company means you will have different hats,
I had the privilege of working for ProBility Media Corp in their IT
Desk Help, along with being Chief Engineer and Sales Engineer; for
over 5 yeas I learned valuable professional skills such as advanced
technology, team work, and vast programming languages. In both
my academic and professional life, I have been consistently praised
as hard-working by my professors and peers. Whether working on
academic, extracurricular, or professional projects, I apply proven
technical, service, and problem-solving skills, which I hope to
leverage into the sales engineer role at your company.
After high-school, I went to the Israeli Defense force where I
served in a tank unit. After four years in the IDF, I started college
at the University of Houston. After about six months of working
in real estate, I saw it was not for me, and I looked for a job in IT.
This is how I found ProBility Media. Probility is an Educational
media corporation. We are about 130 workers that started off as
a bookstore and then transitioned into a media corporation. In the
company, I started as a web developer. After about six months I
started working in desk help where I would interact with customers,
and that's when I started working in sales. After nearly two years in
college, I wanted to be involved more in the tech side. So I became
the system administrator for the company. After I graduated college,
I became the chief engineer for the company. And while being
involved with all the development of all the products, I was the Sales
Engineer for all of the VR Products we have created.
In my time at Probility Media Corporation, I was doing both IT and
Sales, and now I would like to do both. I hope that you think I would
be a good fit for your company.

Experience

UpStryve
Chief Technology Officer
August 2020 - Present (5 months)

ProBility Media Corp

3 years 7 months

Sale Engineer
June 2017 - Present (3 years 7 months)
Houston, Texas

VR for visional cooperations

Chief Project Engineer
August 2017 - Present (3 years 5 months)
1517 san jacinto st

Project manager

Web Developer
Web Solutions Manager
July 2012 - Present (8 years 6 months)

_____

Education

University of Houston
Bachelor of Engineering - BE, Computer Engineering · (2012 - 2017)

Contact

johanna.viscaino@gmail.com

www.linkedin.com/in/johanna-viscaino-790a4815 (LinkedIn)

Top Skills

Digital Marketing
Social Media Marketing
Research

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)
French (Elementary)

Johanna Viscaino

Chief Marketing Officer at Upstryve
Cedar Park

Summary

Experienced Digital Content Producer with a demonstrated history of working in the e-learning industry. Skilled in event planning, UX design, video editing, public speaking, social media, and market research. Strong media and communication professional graduated from Florida International University.

Experience

Upstryve
Chief Marketing Officer
September 2020 - Present (6 months)
Coconut Creek, Florida, United States

Oversees branding, UX design, content development, ad campaigns, and logistics for the company.

ProBility Media Corp
Marketing Director
July 2017 - Present (3 years 8 months)
United States

Digital Marketing Manager oversees and creates all digital branding, ad designs, social media content, email copy/design, multi-platform marketing campaigns and user experience of website. Platforms used include: Google Business (feat express ad words), YouTube , Facebook Ads Manager, Instagram Ads, Twitter Ads, Pinterest, SendGrid, Waze Ads and Shopify. Digital Marketing Manager controls monthly ad budget and implements funds to the platform and ads they best see fit. This is followed by analytic meetings where patterns and follow up strategies are discussed.

Jo Viscaino
Free Lance Digital Content Producer/ Consultant
April 2017 - Present (3 years 11 months)
Miami/Fort Lauderdale Area

Damn Good Hospitality

Corporate Digital Content Producer
July 2015 - April 2017 (1 year 10 months)
Miami/Fort Lauderdale Area

Digital content manager produces original content through photography and videography (in this last position for 4 separate entity accounts (Stache ftl, Americas Backyard, Revolution Live and CWS Lakeworth). Digital Content Manager schedules video and photo shoots (using Canon 70D, tripod, slider, led and attachment mics) with needed content (people, products, food, etc...), edits video and photography (imovie, adobe premiere and adobe photoshop) by deadlines, updates social media posts/ email blasts/ website content and designs interactive social media branding to increase customer engagement and optimize promotional value for the client.

Gummdrops Music Collective
Talent Coordinator
September 2009 - March 2016 (6 years 7 months)
Miami/Fort Lauderdale Area

Assisting in state wide booking and marketing logistics. Works with Team Clermont for PR campaigns regrading GummdropsLLC.

Mute Miami LLC
Founder
December 2009 - December 2012 (3 years 1 month)

Curating first time music events in Miami (start to finish). Clients have included Au Revoir Simone, Kevin Barnes as DJ List Cristee, The Blow, St. Vincent, Of Montreal, Erika Spring and Tilly and the Wall.

Education

Florida International University
Associate's degree, English · (2005 - 2010)

Florida International University
Associate's degree, Fine/Studio Arts, General · (2005 - 2007)

Evan M. Levine is an assertive and insightful leader encompassing over three decades of in-depth expertise in strategic ventures, executive supervision, asset management and the institutional investment business. His proficiencies include initiating, restructuring, and managing corporate infrastructure with knowledge, skill and a proven track record of delivering extraordinary returns to investors and shareholders as well as partners, employers and employees. He is adept at launching and reorganizing companies in various stages of development as well as originating and managing investment products including hedge funds, private equity capital vehicles, and NFA commodities / futures funds.

Mr. Levine has served on the public and private boards of over one dozen companies in roles that include Chairman of the Board, Executive Chairman, Vice Chairman, Chief Executive Officer, Audit Committee Chairman, Nominating / Governance / Compensation Committee Member, and Trustee.

Mr. Levine is Founder and serves as Chief Executive Officer of PsyBio Therapeutics, a drug discovery company developing medications for the neuropsychiatry market.

Mr. Levine is Founder and serves as a member of the Board of Directors of Upstryve, a company that matches students and experts for educational instructions in various professions of industrial trades.

Mr. Levine received his Bachelor of Arts from Rutgers College, Rutgers University and completed graduate coursework towards his Masters of Business Administration at Stern School of Business, New York University. He holds a Private Pilot Certificate with an Instrument Rating with Complex and High Performance Endorsements and is also an avid guitar player.